UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month June 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes   ☐             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .                    .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Relevant Event, dated June 14, 2012.	2

Investors’ & Analysts’ Meeting in North Carolina

Thursday 14th and Friday 15th

June 2012

Thursday, June 14th, 2012: Raleigh / Clayton (North Carolina)

Time Topic Speakers

8:45 • Reception of participants at Raleigh Convention Center

9:00 • Welcome and Introduction N. Pascual / T.Glanzmann

• Manufacturing Bioscience overview

9:15 Understanding manufacturing cycle Víctor Grifols 10:00 Bioscience manufacturing and investments Mary Kuhn 10:45 Engineering expertise Sergi Roura 11:30 • R & D Overview Juan I. Jorquera 12:30 • Lunch 13:15 • Transfer to Clayton 14:00 • Site visit: North Fractionation Facility. Gamunex Plant

16:00 • Q&A All 16:30 • Transfer to Raleigh

18:30 • Reception and dinner at Capital City Club, 411 Fayetteville St, 21st floor, Raleigh

Analysts and Investors meeting. North Carolina. June 14-15, 2012 2

Friday, June 15th, 2012: Raleigh (North Carolina)

Time Topic Speakers

8:45 • Reception of participants at Raleigh Convention Center

9:00 • Integration / Achievements Greg Rich

• Sales & Marketing

10:00 Global Markets Ramón Riera 10:30 North American Markets Joel Abelson 11:00 • Coffee break 11:30 • Financials Alfredo Arroyo 12:30 • Wrap up Víctor Grifols 13:00 • Transfer to airport

Analysts and Investors meeting. North Carolina. June 14-15, 2012 3

Grifols Management Team (speakers' order)

Name	
Víctor Grifols	President & CEO
Thomas Glanzmann	Chairman Grifols Inc.
Mary Kuhn	EVP & President NA Manufacturing Op. Grifols Inc.
Sergi Roura	President Grifols Therapeutics Inc.
Juan Ignacio Jorquera	VP R&D Instituto Grifols
Greg Rich	President & CEO Grifols Inc.
Ramón Riera	EVP & President Global Commercial Division
Joel Abelson	President NA Commercial Division Grifols Inc.
Alfredo Arroyo	CFO
Nuria Pascual	VP Director of Finance – Investor Relations Officer

Analysts and Investors meeting. North Carolina. June 14-15, 2012
4
GRIFOLS
pioneering spirit

Disclaimer

This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the Investor Day Presentation dated June 14th – 15th, 2012. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company.

The Company does not assume any liability for the content of this document if used for different purposes thereof.

The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein.

Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents.

Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement.

IMPORTANT INFORMATION.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations.

In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including proforma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions.

Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.

Analysts 5 and Investors meeting. North Carolina. June 14-15, 2012 5

Thomas Glanzmann

- Chairman Grifols Inc.-

Understanding the Manufacturing cycle and some

Fractionation Concepts

- Víctor Grifols -

Fractionation / Product Manufacturing Process

Plasma procurement Plasma fractionation Protein purification

1	COLLECTION 2 POOLING 3 FRACTIONATION 4 PURIFICATION 5 FORMULATION

PURIFIED VARIOUS FINAL BULK FORMULATION

CRYOPRECIPITATE

FRACTION V PASTE

Analysts and Investors meeting. North Carolina. June 14-15, 2012 8

Review of some concepts

• Plasma fractionation capacity ?

• Plasma fractionation throughput ?

• Protein purification capacity ?

• Protein purification throughput ?

• Paste or Fractions exchange ?

• Protein yields ?

• Plasma procurement ?

• Plasma testing ?

Analysts and Investors meeting. North Carolina. June 14-15, 2012 9

Plasma fractionation capacity

• For Grifols, “the plasma fractionation capacity” of a given plant is one that is validated and approved by either FDA or EMA or both.

• It is not easy to substantially increase the capacity of a given plasma fractionation plant. Such an increase would necessarily need : – either building an annex plant (some common utilities can be shared) – or changing some of the manufacturing processes which will typically also require FDA, EMA or both approvals.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 10

Plasma fractionation capacity

Grifols has the following fractionation capacities in 2012 :

• Barcelona plant :

• Los Angeles plant :

• Clayton plant :

• Melville plant :

Total

2,200,000 liters/year

2,300,000 liters/year 2,500,000 liters/year

1,500,000 liters/year

8,500,000 liters/year

Analysts and Investors meeting. North Carolina. June 14-15, 2012 11

Plasma fractionation capacity

By the 2015 horizon, Grifols intends to have a fractionation capacity per year of :

• Barcelona plant : 4,200,000 liters/year

• Los Angeles plant : 2,300,000 liters/year

• Clayton plant : 6,000,000 liters/year

• Melville plant : 0 liters/year

Total 12,500,000 liters/year

Analystsand Investors meeting. North Carolina. June 14-15, 2012 12

Plasma fractionation capacity

Given the complexity of plasma fractionation plants, any and all capacity increase requires, under our experience and know how, a seven years period between decision day to completion day, including approval of FDA, or EMA or both.

We believe it is a must to master long term industrial planning in order to cope with and achieve the company’s targets.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 13

Plasma fractionation throughput

The plasma fractionation throughput is the plasma sent to the facilities to be fractionated and converted into either fractions or finished goods.

The throughput combined for both companies in the past two years has been (million liters) :

• 2010 : 3.2 Grifols + 3.8 Talecris = 7.0

• 2011 : 3.2 Grifols + 3.9 Talecris = 7.1

Data for 2012 and onwards will not be disclosed

Analysts and Investors meeting. North Carolina. June 14-15, 2012 14

Plasma fractionation capacity and throughput

It is a widely common mistake among specialized and non specialized forums (media, health institutions, politicians, and even analysts) to mix these two concepts, capacity and throughput.

Please, help us in making this very clearly understandable in transmitting these concepts.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 15

Protein purification capacity

The definition is very similar to that of the plasma fractionation capacity. That is, a capacity approved by either FDA, or EMA or both.

However, it should be noted that each protein to be obtained needs its own facility.

Depending on the protein, that facility can be even

more expensive or larger than the fractionation plant

itself.

– As examples, that would be the case of IVIG while

Factor VIII does not require such a heavy investment and large facilities to be purified.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 16

Protein purification capacity

Therefore, and consistent with the previous comments certain purification capacity increases require also the same seven-year period applicable to the fractionation plant itself.

It is also necessary in protein purification to excel in long term industrial planning.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 17

Protein purification capacity

As a consequence of its R & D achievements Grifols is in the process of adding two new purification plants to the existing ones :

• A plant for Fibrin Glue in Barcelona (constructed, not yet approved)

• A plant for Plasmin in Clayton, (details on construction pending).

Analysts and Investors meeting. North Carolina. June 14-15, 2012 18

Protein purification throughput

It has always been Grifols philosophy to obtain and sell 100% of at least three of the proteins that can be fractionated from one liter of plasma.

Consequently : Liters of plasma

Kg of paste

Vials of finished goods

Analysts and Investors meeting. North Carolina. June 14-15, 2012 19

Paste or Fractions exchange

• A plasma fractionation facility produces fractions or pastes, but not finished goods. These are obtained as explained before during this presentation, in each of the protein purification facilities.

• Grifols operates today four fractionation facilities

(Barcelona, Los Angeles, Clayton and Melville) all of which produce all and every Fraction.

• The company has also purification plants for proteins in three different locations (Barcelona, Los Angeles and Clayton).

Analysts and Investors meeting. North Carolina. June 14-15, 2012 20

Paste or Fractions exchange

• It is most important in order to achieve the best efficiency that these Fractions and pastes are exchangeable between all fractionation and purification plants. That is,

– a Fraction II+III obtained in Los Angeles can be used as raw material to produce Gamunex® in Clayton, or – a Fraction V obtained in Clayton can be used as raw material to produce Albumin in Barcelona.

• This requires as well several approval levels by FDA or EMA. Our regulatory and licensing department is constantly working to obtain these approvals.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 21

Paste or Fractions exchange

Simple and logical as it may seem, this process is not an easy one, it requires industrial adjustments, changes in some specifications, new licenses in different countries, … in short, a constant follow-up and update.

Some day, not far from today , we will attain a total flexibility to exchange Fractions and Pastes between all fractionation and purification facilities of the group.

That day, our life will be much easier !

Analysts and Investors meeting. North Carolina. June 14-15, 2012 22

Protein yields

Case study : IVIG 10 gr

INITIAL Av. SAMPLES VIALS IN

FILLED VIALS SAMPLES

BATCH QC SAMPLES INSPECTION US/EU FINISH (10gr.) LIBRARY

VOLUME (L) REJECTS RELEASE GOODS INV.

3.000 1.260 25 14 5 6 1.210 YIELD (gr/L) 4,2 4,0

INITIAL Av. SAMPLES VIALS IN FILLED VIALS SAMPLES

BATCH QC SAMPLES INSPECTION US/EU FINISH (10gr.) LIBRARY

VOLUME (L) REJECTS RELEASE GOODS INV.

1.000 420 25 5 5 6 379 YIELD (gr/L) 4,2 3,8

48.000.000 €

Analysts and Investors meeting. North Carolina. June 14-15, 2012 23

Plasma procurement

• Grifols has today 147 plasma centers all over the US and is probably the biggest organization in the world in the plasma procurement activity.

• In 2011 the two companies combined would have obtained 5,940,000 liters of plasma.

• We are concerned about the manner in which data and implications related to the plasma procurement are analyzed.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 24

Plasma procurement

• The important figure in plasma procurement is the amount of liters obtained, regardless the number of centers.

• In our experience, bigger center does not necessarily entail higher efficiency. It can happen, due to different reasons, that a small center delivers better costs than other bigger centers. It very much depends on environmental factors: region, climate, culture and economics among others.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 25

Plasma procurement

We strongly believe in training and educating all the staff involved in the plasma procurement activity. This is why the Grifols Academy of Plasmapheresis was established back in 2009 (Phoenix, AZ). The Academy has been expanded in the US with a second campus in

Indianapolis, IN, based in the former Talecris training center.

Thanks to the Academy activity, we have today a solid ground of people ready to take new responsibilities in new plasma centers as needed.

Today, after two years of activity, we are very proud of Grifols Academy of Plasmapheresis.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 26

Plasma testing

LITERS TOTAL DONATIONS TESTS PER OBTAINED * DONATIONS PER DAY DAY

5.500.000 6.626.506 23.666 189.329

LITERS PER DONATION : WORKING DAYS: TEST PER DONATION:

0,830 280 8

In 2010 both companies combined (Grifols + Talecris) performed 190,000 tests per day.

What if our analysis lab had an unexpected incident ?

Analysts and Investors meeting. North Carolina. June 14-15, 2012 27

Plasma testing

• If such an event happened the company would be stuck until the situation was remediated. With these samples per day it is impossible to identify a third party who could accept such a workload with a short notice.

• This is why the company decided in 2009 to build a second lab in Austin area (20 miles from Austin) with two main objectives :

– Increase the testing capacity for the future and at the same time,

– In case of an unexpected incident, easily exchange people and equipment from one lab to the other.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 28

Plasma testing

• Today, Grifols has completed the construction of and obtained the FDA license for the second central lab in San Marcos, TX, fully automated and with capacity to absorb any further testing increase.

• Also, the former Austin testing lab has been totally upgraded with new equipment and testing resources.

• Consequently, the former Talecris testing lab in Raleigh is being closed and all its operations are being transferred to Texas.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 29

Bio science Manufacturing and Investments

Mary Kuhn

- EVP & President NA Manufacturing Op. Grifols Inc -

Analysts and Investors meeting. North Carolina. June 14-15, 2012 30

Grifols Bioscience Manufacturing

CLAYTON, NC LOS ANGELES, CA BARCELONA, SPAIN

YEAR: 1974 YEAR: 1950 YEAR: 1972

BUILDINGS: 800,000 Sq. Feet BUILDINGS: 350,000 Sq. Feet BUILDINGS: 420,000 Sq. Feet

EMPLOYEES: 1,400 EMPLOYEES: 510 EMPLOYEES: 850

Analysts and Investors meeting. North Carolina. June 14-15, 2012 31

Fractionation / Product Manufacturing Process


Plasma procurement
Plasma fractionation
Protein purification
1 COLLECTION
2 POOLING
3 FRACTIONATION
4 PURIFICATION
5 FORMULATION
Donor
CRYOPRECIPITATE
II + III PASTE
IV-I PASTE
FRACTION V PASTE
PURIFIED VARIOUS INACTIVATED PROTEINS
FACTOR VIII
IVIG
Plasmin
AIPI
ATIII
ALBUMIN
FINAL BULK FORMULATION AND STERILE FILLING
PROLASTIN-C

Analysts and Investors meeting. North Carolina. June 14-15, 2012

32

GRIFOLS
pioneering spirit

CAPACITY = Maximum possible output

THROUGHPUT = Actual output

UTILIZATION = Measured based on number of available hours (capacity) against the number of hours actually used (throughput)

Analysts and Investors meeting. North Carolina. June 14-15, 2012 33

Long Investment Cycle-time for a New Facility


YEARS
1
2
3
4
5
6
7
1Q 2Q 3Q 4Q
Conceptual Engineering
Basic Engineering
Detailed Design
Procurement
Construction
Commission/Qualification
Validation (CV, PV)
Stability
Licensing
Feasibility Study
Engineer Selection

Investments for new capacities need to be planned 5+ years ahead

Analysts and Investors meeting. North Carolina. June 14-15, 2012
34
GRIFOLS pioneering spirit

Fractionation Capacity

12.5

12

8.5 Barcelona; 4.2

9 UTILIZATION

LITERS Barcelona; 2.2 UTILIZATION Los Angeles; 2.3

M 6

M Los Angeles; 2.3

3 Clayton; 2.5 Clayton; 6.0 Melville; 1.5

0

2012 2016

*Melville sold to Kedrion

Fractionation investments pace future growth

Analysts and Investors meeting. North Carolina. June 14-15, 2012 35

Purification Capacity / Utilization—Current

8.9

9 8.5

7.2

6.6

iters 6 L MM

3.6

3

0

Fractionation Cryo IVIG Alpha-I Frac V

*Capacities not yet fully balanced

Utilization Capacity

*Utilization close to capacity for some proteins

Analysts and Investors meeting. North Carolina. June 14-15, 2012 36

Purification Capacity / Utilization – 2016 Forecast

12.5 12.4 12.3

12 11.7

9

5.8

6

3

0

Fractionation Cryo IVIG Alpha-I Frac V

• Purification investments align capacity with fractionation Utilization Capacity • Investments provide for future growth

• Production is more balanced across all fractions

Analysts and Investors meeting. North Carolina. June 14-15, 2012 37

Fractionated Paste

For efficient utilization of a liter of plasma, purification capacity for all fractions needs to be balanced with fractionation through investment and paste qualification eins IVIG

Prot Alpha-1

Fractionation Site Available Paste

Available Purification Capacity

Analysts and Investors meeting. North Carolina. June 14-15, 2012 38

Fractionated Paste

For efficient utilization of a liter of plasma, purification capacity for all fractions needs to be balanced with fractionation through investment and paste qualification eins IVIG

Prot Alpha-1

Fractionation Site Available Paste

Qualification done

Available Purification Capacity

Qualification in process

Analysts and Investors meeting. North Carolina. June 14-15, 2012 39

Demonstrated Excellence in Regulatory Compliance

No critical observations

No outstanding regulatory commitments

FDA INSPECTION EU INSPECTION HISTORY HISTORY

NUMBER OF MINOR NUMBER OF MINOR YEAR YEAR

OBSERVATIONS OBSERVATIONS

2007 5 2008 11 Clayton, NC 2009 8 2009 4 2011 10 2012 1 2008 15 2007 12

Los Angeles, CA 2008 9 2010 5 2010 18 2007 0 Melville, NY n/a 2009 2 2007 11 2008 4 Barcelona, Spain 2009 10 2010 2 2011 6 2011 4

Analysts and Investors meeting. North Carolina. June 14-15, 2012 40

Demonstrated Excellence in New Facility Compliance

Recent — PRE-APPROVAL INSPECTIONS (PAIs)

	FDA	# minor observations	EU	# minor observations
Clayton, NC	Prolastin-C®	0	Westphalia BSH-30 Pilot	0
	Syringe Filling Suite	3		
Los Angeles, CA	Albutein ® (new process)	8		
Melville, NY	CytoGamA*	1		
	Hemin	15		
Barcelona, Spain	Flebogamma DIF ® 5%	7	IVIG new facility	0
			Alpha-I/filling line	10

*Health Canada

- ✓ Grifols has a good history of successful Pre-Approval inspections at all sites.
- ✓ Proven procedures for facility and process validation.
- ✓ Pilot centrifugation module for NFF approved by EU.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 41

GRIFOLS pioneering spirit

Fractionation Sites / Investments

LA: New bottle opening/thawing facility approved **(2012)**

- Higher Yields
- More efficient



BCN: New fractionation facility under construction **(2014)**

- 2mmL capacity
- Commissioning to start second half of 2012


GRIFOLS

NC: New fractionation facility under construction **(2015)**

- 6mmL capacity
- 150,000 sq. Ft. Facility
- Facility mechanically complete; COA issued (5/2012)
- Now includes expansion to include fraction V separation



Analysts and Investors meeting. North Carolina. June 14-15, 2012

42

GRIFOLS
pioneering spirit

IVIG Purification Sites / Investments

BCN : Increase of Flebogamma DIF® capacities in existing facilities (2013)

LA: Conversion of B330 to manufacture Gamunex C ® (2015)

- Original facility complete

- Minimal utility modification

- Identical column size to NC facility

- Significant yield improvement

Analysts and Investors meeting. North Carolina. June 14-15, 2012 43

Plasma Liters Required to Produce 10MM IVIG

Million Grams

- Synergies

- Higher Yields

2.9 Savings of

0.4 Liters ma of plasma

2,500,000

Plas of 2.5 Liters MM

B330 (Flebogamma) IVIG B330 (Converted to Gamunex)

Analysts and Investors meeting. North Carolina. June 14-15, 2012 44

Plasma Liters Required to Produce 10MM IVIG

Million Grams

- Synergies

- Higher Yields

2.9 Savings of

0.4 Liters ma of plasma

2,500,000

Plas of 2.5 Liters MM

B330 (Flebogamma)® IVIG B330 (Converted to Gamunex)®

Analysts and Investors meeting. North Carolina. June 14-15, 2012 45

Factor VIII/Factor IX Sites / Investments

LA: Modernization of purification for Factor VIII & Factor IX (2012)

- More automation, CIP systems

- Allows for old building to be closed

BCN: Start up of new capacity for filling/lyophilization (2013)

- Allows full utilization of purification capacity

NC: Modernization of the purification method for Koate® (2014)

- Introduction of depth filtration and new resin

- Installation of lyophilization capacity

- Phase II installation of additional capacity (2015)

Analysts and Investors meeting. North Carolina. June 14-15, 2012 46

AT-III Sites / Investments

NC: FDA approved new facility in March 2012 for Thrombate III® (2012)

- Only plasma-derived antithrombin concentrate approved in the U.S.

- Significantly increases capacity to meet future market growth

- Eliminates costly contract manufacture

- Thrombate III® has had double-digit sales growth since its re-introduction in 2005

- New indications under evaluation

Analysts 47 and Investors meeting. North Carolina. June 14-15, 2012 47

Alpha-1 Sites / Investments

BCN: Modification of existing area to begin producing Prolastin® for the European market (2013) NC: Investments in UF process and other equipment for Prolastin-C® (2016)

- With discontinuation of Prolastin®, Prolastin C ® capacity increases (2013)

- Launch of liquid formulation of Prolastin C ® (filing 2012)

Analysts and Investors meeting. North Carolina. June 14-15, 2012 48

Albumin Sites / Investments

BCN: New purification area start up (2013)

NC:—New purification area using Albutein® process (first train 2014; second train 2016)

Higher yields

Eliminates use of acetone

Allows use of Fraction V paste (shorter process than Albumin paste)

- Expansion of NFF to include Frac V paste

Analysts and Investors meeting. North Carolina. June 14-15, 2012 49

North Fractionation Facility Objectives

• increases Fractionation to 6mm capacity liters

• Same techno process logy with updated

• Closed minimal processing operator intervention and to optimize compliance

• Increased automated; batch minimal sizes; clean highly 12%) and cold to optimize room space operating (only costs

• More schedule aggressive with modular licensure construction BSH30 Pilot and Westphalia

Analysts and Investors meeting. North Carolina. June 14-15, 2012 50

Protein Separation: Same Process, New Technology

• Closed processing

• Minimal equipment in clean room space

• Enhanced temperature control

• Maximized solid and effluent recovery

• Steam sanitizable

The new Westphalia BSH30 in NFF

The old Sharples

Analysts and Investors meeting. North Carolina. June 14-15, 2012 51

NFF Start up Progress

Mechanical completion: 177 complete of 204 (87%)

Start up:

91 in operation of 116 (89%) 50 completed of 116 (43%)

Commissioning: (Test Cases)

22 in progress of 64 (34%) 13 completed of 64 (20%)

Precipitation Vessels

Analysts and Investors meeting. North Carolina. June 14-15, 2012 52

NFF Master Schedule

Permits, Engineering & Procurement

Pre-plan

4/09 2010 10/11 Automation software delivered

Construction

Sitework started

3/10 2011 5/12

Certificate of Occupancy issued

Commissioning / ETP / OQ

Initiate Commission process

10/11 2012 4/13 OQ Post ETP

EM / PQ / CV / PV

Process runs begin

4/12 2013 2014 2015

Licensure Approval

Analysts and Investors meeting. North Carolina. June 14-15, 2012 53

Plasma Testing Laboratories / Investments

New Austin, Texas San Marcos, Texas

25,000 Sq. Ft. 75,000 Sq. Ft.

Combined capacity 15 million donations (32 million samples).

Close proximity provides efficient use of staff and resources plus risk mitigation.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 54

Future Plasma Logistics Center in Clayton

Warehouse capacity 2.5 mm liters plasma (5,200 pallets) at -30° C.

In closer proximity to Clayton and Barcelona increases efficiency of logistics.

Centralized Release provides more reliable freezer storage.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 55

Conclusions

Fractionation and testing investments ready to support future growth.

Purification capacities become balanced and aligned with fractionation.

Paste cross qualifications are on track to drive more efficient liter utilization.

Plans on track to capture synergies of implementing processes to achieve higher yields.

”Big” capital spend for capacity is coming to an end.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 56

Engineering Overview and Expertise

Sergi Roura

- President Grifols Therapeutics Inc.-

Grifols Engineering Expertise

• What is Grifols Engineering S.A. ?

• Engineering model at Grifols:

- Differentiating factors.

- What does this approach provide to the company?

• Engineering Innovation examples

• Summary and conclusions

Analysts and Investors meeting. North Carolina. June 14-15, 2012 58

What is Grifols Engineering S.A.

• Grifols Engineering S.A. was incorporated in 2001, and started from a team of engineers and other professionals working in the Grifols group to help designing facilities and equipments. It was created from the vast knowledge and understanding accumulated since the inception of the Grifols Company.

• Today Grifols Engineering S.A., headquartered in Barcelona, employs 50 professionals in Spain and 15 in the United States,

• Grifols Engineering is responsible for the design and construction of any and all facilities and/or equipments be it for the bioscience, diagnostic or hospital divisions.

• Grifols Engineering S.A.has been asked to develop and produce projects and equipment for third parties as a consequence of its reputation.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 59

Engineering model at Grifols: A unique approach

Differentiating factors:

- Internal expertise, internal project management

- Capability of designing, developing and fabricating machinery and equipment.

- Fully embedded in the Grifols organization

- Learning from the experience

- Continuous feedback on the work done

As a conclusion : the know-how stays and belongs to Grifols.

Analystsand Investors meeting. North Carolina. June 14-15, 2012 60

• What does this approach provide to the company?

- Innovation capacity

- Cost effective CAPEX management

- Shorter delivery times in projects

- Simple and straight-forward designs to fulfill production requirements

- Sense of internal ownership of the projects across the organizations.

- Quick response to new challenges and technologies

Analysts and Investors meeting. North Carolina. June 14-15, 2012 61

Engineering Innovation examples (I)

Sterile Filling

• Sterile Filling is one of the most critical steps in biological products process.

• Today in Grifols we are filling around 16 million vials/year,

• Grifols Engineering has a unique and patented system for sterile filling products. This concept was developed by Grifols more than 20 years ago

• Very robust system against final product contamination

• Different from industry standards: adds safety against potential contamination

• Highly appreciated by regulators

This sterile filling concept is known today as GSF® which stands for “Grifols Sterile Filling”.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 62

Engineering Innovation examples (II)

ABO: Automated Bottle Opener

• Today in Grifols we are processing more than 7.6 Million Plasmapheresis plasma bottles/year.

• Internal development of an innovative process to handle the plasma bottles thawing, cutting and pooling in the plasma fractionation facilities.

• Two patents filed

• ABO Main Features

• Machine highly matured: 12 years of improvements thanks to the daily contact to production and 9 units manufactured. Subsequent models improved thanks to experience acquired.

• High plasma recovery rate and very consistent (estimated recovery between 3 and 5 % from Grifols previous systems)

• Low UFC (Bioburden) levels on plasma pool: human interaction replaced by a robot.

• Recognized by Regulators as a GMP improvement.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 63

Engineering Expertise :Summary

• Today this internal engineering expertise and organization gives us clearly competitive advantages for the growth of the business

• Grifols Engineering S.A. provides the group with business with third parties, which also brings additional know-how and expertise.

• Grifols Engineering S.A. is a valuable asset of the group.

• Know-how stays in-house

• Fast and quick delivery of both facilities and equipments.

• Cost-effective

• Highly qualified staff with georaphical flexibility.

• Grifols Engineering will contribute to the future growth of the company.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 64

R&D Overview

Juan Ignacio Jorquera

- VP R&D Instituto Grifols-

Analysts and Investors meeting. North Carolina. June 14-15, 2012 65

R&D—Main activity fields

• Different scope of R&D activities:

– Clinical Investigation for current proteins. “Quick and easy” opportunities, known products, no full preclinical development or additional manufacturing plants required.

– Full Development of new proteins, including proof of concept, preclinical & clinical development plus incorporation of additional industrial facilities.

– Additional non-core activity, long term opportunities in new biological fields.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 66

R&D - Main activity fields

Current Proteins	New Indications
Albumin	Alzheimer Cirrhosis Liver failure
A1-PI	Type 1 Diabetes Cystic Fibrosis
IVIG	Post Polio Syndrome Pediatric PID USA ITP 10%
Antithrombin	Cardiac Surgery Severe Burns

Analysts and Investors meeting. North Carolina. June 14-15, 2012

67

GRIFOLS
pioneering spirit

Alzheimer’s Management By Amyloid Removal AMBAR Medical study with Haemopheresis, Albutein® & Flebogamma® DIF

Analysts and Investors meeting. North Carolina. June 14-15, 2012 68

Alzheimer’s study project development

• The study combining plasma exchange, plasmapheresis and infusion of Albutein® and Flebogamma® DIF is ongoing.

• Three different dosages of Albutein® and Flebogamma® DIF, combined with plasma exchange and plasmapheresis will be studied in 350 patients.

• The study will finish in 2014

Analysts and Investors meeting. North Carolina. June 14-15, 2012 69

Albutein® in Cirrhosis and Liver Failure

• Pilot clinical study of long term administration of Albutein® in advanced cirrhosis with ascites.

• Pilot clinical research program of Plasma Exchange combined with Albutein® in acute on chronic liver failure.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 70

Alpha-1 PI projects

Analysts and Investors meeting. North Carolina. June 14-15, 2012 71

Prolastin® C in Type 1 Diabetes Mellitus (T1DM)

T1DM, formerly termed juvenile diabetes, results from an autoimmune destruction of the insulin-producing beta cells in the pancreatic Langerhans' islets.

Clinical management of T1D (insulin administration) requires daily uncomfortable, time-consuming and often frustrating self-monitoring and self-management skills, and although decreasing in frequency, the risks for severe hypoglycemia and vascular complications of diabetes have not been abolished.

Analysts and Investors meeting. North Carolina. June 14-15, 2012

72

GRIFOLS
pioneering spirit

Prolastin® C in Type 1 Diabetes Mellitus (T1DM)

Preclinical data show a consistent benefit of A1PI in the protection of islets and modification of the immune system across multiple models of diabetes.

44%

34%

• Multicenter Phase II study under design: randomized, double blind treatment with Prolastin® C vs placebo.

Source : different scientific journals

Analystsand Investors meeting. North Carolina. June 14-15, 2012 73

A1PI in Cystic Fibrosis: US Orphan Drug Designation

• CF is the most common fatal hereditary disorder that affects individuals of European descent.

• Preclinical evidence indicates that proteinase activity may play a central role in the pathophysiology of CF.

• A1PI may have the potential to slow the decline in lung function and improve the quality of life in patients by reducing inflammatory activity in the lung.

• First patient to be dosed in the Phase II trial by Q3 2012, to evaluate safety and tolerability.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 74

IVIG Projects

Analysts and Investors meeting. North Carolina. June 14-15, 2012 75

IVIG Projects

• A pre IND meeting with the FDA for the Post Polio Syndrome (Orphan Drug Designation) to be held in the 2nd half of 2012.

• Pediatric PID trial finished, submission to FDA during 2nd half 2012.

• ITP submission to FDA during 2013.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 76

Antithrombin Projects

Analystsand Investors meeting. North Carolina. June 14-15, 2012 77

Cardiac surgery with cardiopulmonary by-pass; Severe burns

The clinical study where Anbinex® was administered (versus untreated controls) before cardiac surgery with cardiopulmonary by-pass (extracorporeal circulation) is finished. The results are under evaluation.

A trial in severe burns is currently being designed. The leadership position in the US market with Thrombate III® emphasizes the interest of these projects for the company.

Anbinex® and Thrombate III® are trademarks for Grifols’ Antithrombin products

Analysts and Investors meeting. North Carolina. June 14-15, 2012 78

R&D—Main activity fields

• Different scope of R&D activities:

– Clinical Investigation for current proteins. “Quick and easy” opportunities, known products, no full preclinical development or additional manufacturing plants required.

– Full Development of new proteins, including proof of concept, preclinical & clinical development plus incorporation of additional industrial facilities.

– Additional non-core activity, long term opportunities in new biological fields.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 79

R&D - Main activity fields

New Proteins	New Indications
Fibrin Glue	Vascular Surgery Solid Organ Surgery Soft Tissue Surgery
Topical Thrombin	Anti-Haemorrhage in Surgery
Endovenous Fibrinogen	Acquired and Congenital Deficit
Plasmin (Plasmatic)	Acute Arterial Peripheral Occlusion
Plasmin (Recombinant)	Acute Ischemic Stroke
A1-PI (Recombinant)	Alpha-1 Congenital Deficiency Type I Diabetes Cystic Fibrosis

Analysts and Investors meeting. North Carolina. June 14-15, 2012
80
GRIFOLS pioneering spirit

New production and purification facilities

These projects involve

construction of new production

plants once the results support

the investment. That was

already the case for Fibrin

Sealant, topical Thrombin and

intravenous Fibrinogen.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 81

Plasmin

• Enzyme that naturally “dissolves” clots in humans, therefore, the ideal candidate to resolve pathological thrombus formation.

• The enzyme has been successfully isolated from human plasma, stabilized and shown to be active in humans.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 82

Plasmin (plasma-derived)

• Delivery of the protein in this case is critical.

• A balloon catheter has been developed (CE mark granted) that will further improve delivery of the product enhancing its efficacy in the ongoing Peripheral Arterial Occlusion Phase II study.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 83

Plasmin (recombinant)

• Proof of concept trial for Ischemic Stroke ongoing with pdPlasmin.

• Deletion mutant recombinant plasmin may provide an improved pharmacological profile for ischemic stroke, with smaller doses and shorter infusion time.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 84

Recombinant A1PI

- With indications such as Congenital deficiency and potentially Type I Diabetes and Cystic Fibrosis, sources of A1PI additional to plasma may be required.
- Recombinant A1PI development is a safeguard for the company as main world supplier of this protein.

Analysts and Investors meeting. North Carolina. June 14-15, 2012

85

GRIFOLS
pioneering spirit

Additional Core Related Research

Analysts and Investors meeting. North Carolina. June 14-15, 2012 86

Additional Core related research

Development stage

• Liquid Alpha 1 Antitrypsin (advanced) • Supplement for cell culture (advanced) • Reversal of Oral Anticoagulation therapy

Feasibility stage

• High concentration Factor VIII/VWF

• Longer acting coagulation factors

Analysts and Investors meeting. North Carolina. June 14-15, 2012 87

R&D—Main activity fields

• Different scope of R&D activities:

– Clinical Investigation for current proteins. “Quick and easy” opportunities, known products, no full preclinical development or additional manufacturing plants required.

– Full Development of new proteins, including proof of concept, preclinical & clinical development plus incorporation of additional industrial facilities.

– Additional non-core activity, long term opportunities in new biological fields.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 88

Gri-Cel, S.A.: New Biological Research Fields

• Gri-Cel is Grifols legal entity to take part in non-core, long term R&D related to biological pharmaceutical activities.

• Provides the industrial capabilities, regulatory expertise and resources from Grifols, with the goal of promoting the development of relevant, externally initiated and synergistic projects.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 89

R&D—Main activity fields

Diagnostic kit Vaccine

Inflammatory Diseases

Analysts and Investors meeting. North Carolina. June 14-15, 2012 90

Alzheimer’s Disease Comprehensive approach

• In March Grifols acquired a 51% participation of Araclon, a Spanish company involved in Alzheimer’s Disease.

• The Grifols and Araclon projects deliver a comprehensive and complementary approach to Alzheimer’s Disease.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 91

AD Comprehensive Approach

Early Diagnosis

Vaccine Haemopheresis

Albumin & IVIG

– ABvac40

– ABvac42

Analysts and Investors meeting. North Carolina. June 14-15, 2012 92

Alzheimer’s Diagnosis

Araclon’s technology for measuring the Apool in sampled blood can deliver an improved tool, compared to lumbar puncture dependent cerebrospinal fluid analysis, or to imaging technologies, for early prediction of Alzheimer’s disease, facilitating earlier interventions to treat the disease and the possibility of a better follow up of the efficacy of those treatments. Currently, a validated, easy blood test does not exist for Alzheimer’s disease diagnosis.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 93

ABvac40/42 immunotherapy

Araclon’s specific vaccines treat specific isoforms of A (40 & 42) targeting AC-terminus. C-terminal targeting may avoid toxicities seen with therapies directed to other regions of the A molecule that lead to inflammatory response. Difficulty of chemistry around targeting the C-terminal has created a competitive advantage for Araclon.

Active immunotherapy will have a longer-lasting effect in patients More cost-effective than passive immunotherapies requiring lifelong administration.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 94

ABvac40/42 immunotherapy

Araclon Biotech has developed and patented a series of vaccines with promising results in animal models, all experiments showing high levels of safety and efficacy.

We plan to enter into clinical trials in 2012.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 95

Nanotherapix

Analystsand Investors meeting. North Carolina. June 14-15, 2012 96

Nanotherapix: overview

• Start-up from 2 academic

institutions, founded in

2009 by 4 researchers

• Q2 2010, Grifols acquired a 51% participation

• Focusing on development of patented gene transfer

technology and products.

• Nanotherapix facilities @ Grifols headquarters: 500 m2

including a P2 area with separate labs for cell culture

Analysts and Investors meeting. North Carolina. June 14-15, 2012 97

Summary: Research and Development status


Feasibility Research
Preclinical/ Development
Clinical (Ph I; II)
Phase III
Fibrin Sealant
Plasmin aPAO
Alzheimer's Disease (Albutein® / Flebogamma® DIF)
Antithrombin Cardiac Surgery
Albutein® Liver Cirrhosis
Plasmin Ischemic Stroke
Antithrombin Severe Burns
Albutein® Liver Failure
Flebogamma® DIF Post Polio Syndrome
Alpha 1 Antitrypsin Cystic Fibrosis
Topical Thrombin
ABvac40
Intravenous Fibrinogen

Analysts and Investors meeting. North Carolina. June 14-15, 2012 98

GRIFOLS
pioneering spirit

Integration / Achievements

Greg Rich

- President & CEO Grifols Inc-

Integration Executive Summary

• Company integration completed in record time

• No major issues encountered

• Corporate culture continued evolution

• Now focused on creating sustainable long term value of “New Grifols”

• Synergies above targets

Analysts and Investors meeting. North Carolina. June 14-15, 2012 100

Integration Goals

• Create a sustainable industry leader.

• Establish an integrated company operating as one.

• Deliver financial commitments and targeted synergies.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 101

Integration Guiding Principles

• Integration process transparent to our customers.

• Capture the best of both worlds.

• Integration process to be collaborative with decisions designed for long term value creation.

• Deliver mechanical integration in 100 days.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 102

Integration Top Priorities

• Create one customer interface.

• Establish one global operating company.

• Leverage products (IVIG) and manufacturing opportunities.

• Establish one plasma sourcing organization and structure.

• Align financials and reporting.

• Verify and pursue identified synergies.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 103

Create “One” Customer Interface

• Global market organizations integrated with “one” Grifols interface

• In the US we have a customer facing organization merged and set up in 3 business units

- Immunology/Neurology

- Pulmonary

- Hematology

• US key accounts management aligned

• In all markets customers interfacing with “one” Grifols customer service and operations

….Grifols is gaining customers and increasing Market position….

Analysts and Investors meeting. North Carolina. June 14-15, 2012 104

Establish “One” Global Operating Company

• All management aligned and operating as one Grifols

• Functions globally merged

• Grifols name change complete

• Legal entities consolidated

• HR and Operating policies and systems aligned …. “One Grifols” fully operational….

Analysts and Investors meeting. North Carolina. June 14-15, 2012 105

Leverage products (IVIG) and manufacturing opportunities

• Licensed LA Fraction II+III for manufacturing of additional Gamunex

• FDA approval received in July 2011

• First lots were available for sale end of 2011

• Registration of BCN II+III paste in process

• Global product portfolios are being aligned

• Teams working on other paste opportunities as well as exploring and pursuing manufacturing opportunities

…… first significant operational synergies being realized ……

Analysts and Investors meeting. North Carolina. June 14-15, 2012 106

Establish ONE Plasma Sourcing Organization and Structure

• Plasma organizations merged under one leadership structure

• Grifols will maintain three separate plasma entities at the donor center level

• One Management Strategy for all centers that is Field Driven

• 147 centers aligned in 8 regions

• Common Operations and Quality philosophy and guidelines implemented

• Major vendor and supplier negotiations complete and in place

• Leveraging state of the art testing facilities in Texas to consolidate testing and performing majority of testing in house

…… One plasma sourcing organization operational……

Analysts and Investors meeting. North Carolina. June 14-15, 2012 107

Originally Defined Financial Strategic Goals

• The integration of both companies will create significant synergies with a run rate of $230 million from 2015 onwards.

• Quick deleverage due to the strong cash flow generation derived from the business and related synergies.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 108

Financial Synergies Above Target

Annual run rate 2015 in $ millions

Preliminary Current Target Assessment

Manufacturing Leverage—= and Optimization Plasma Collections—=

Plasma Costs—+ OPEX—+

230 <300

Analystsand Investors meeting. North Carolina. June 14-15, 2012 109

Strategic Value Creators Going Forward

• NFF completion (6 million liters of capacity operational 2015)

• Decision to convert new Los Angeles IVIG manufacturing facility to Gamunex® production (operational end of 2014)

• Creation of “one” Albumin platform

• Investment in new Albumin facility in Clayton (operational 2015)

• Leverage of product knowledge and expertise for next generation products

• Global regulatory registrations of combined product portfolio

• Enhanced R&D portfolio and pipeline

Analysts and Investors meeting. North Carolina. June 14-15, 2012 110

Achievement Summary

• Merger concluded ?

• Key talent retained ?

• Operating as “one” Grifols globally ?

• Taking an industry leadership role ?—products—capacity—investments

• Focused on future value creation ?

• Exceeding financial commitments ?

Analystsand Investors meeting. North Carolina. June 14-15, 2012 111

Sales & Marketing Global Markets

Ramón Riera

- EVP & President Global Commercial Division -

Analystsand Investors meeting. North Carolina. June 14-15, 2012 112

Executive Summary

Grifols delivered during 2011 consistent sales growth through all products and geographies

Q1 2012 represented a very solid start of the year

Geographical distribution of increased product availability focused on the markets that can offer better services and faster collection days

Well defined commercial strategy being executed by product and territory

Hospital and Diagnostic divisions represent opportunities of sales increase and commercial synergies with Bioscience

Analysts and Investors meeting. North Carolina. June 14-15, 2012 113

General Sales evolution by divisions 2011 (proforma)

The global growth of sales in 2011 reached up to 7,7% at c.c. overcoming the Bioscience Division

6%. All divisions delivered a positive growth despite the price and consumption restrictions of the environment in certain markets

Total 4.6% Total 2.200,8 2.302,7

MM € 6.5%

2.500

7.6%

Bioscience

2.000

Diagnostic

1.500 Hospital

3.1%

1.000 RM & Others

500

0

2010 2011

Analysts and Investors meeting. North Carolina. June 14-15, 2012 114

Analysis by Division – sales Q1 2012

Strong growth of sales in the first quarter for all divisions. Without the effects of the exchange rate, sales grew by 16%.

17.7% Total 666.7

MM €

Total 566.4

800

12.4%

16.1%

Bioscience

600 Diagnostic

Hospital 400

16.4%

RM & Others

200

0

Q1 2011 Proforma Q1 2012

Analystsand Investors meeting. North Carolina. June 14-15, 2012 115

Sales by geographic area 2011 (proforma)

Positive growth in all regions in spite of the integration process and the economic situation. In the “New Grifols” sales in Spain, Portugal and Italy represent now only 14% versus 30% of “old Grifols” in 2010

Total Sales: 2.302,7 MM €

2011 vs 2010

EU 1,4% NA 5,2% ROW 6.6%

*	This percentage corresponds to Spain, Portugal and Italy

Analysts and Investors meeting. North Carolina. June 14-15, 2012 116

Group activity by regions in Q1 2012

Sales growth in Q1 was higher in markets with better prices and lower collection days. Spain’s relative weight reduced to 9%. This percentage compares with 24% that the same sales represented in 2011 (this percentage refers to Grifols before the Talecris acquisition)

Total Sales: 666.7 MM €

2012 vs 2011

EU ? 2,3% NA 23,1% ROW 26,0%

*	This percentage corresponds to Spain

Analysts and Investors meeting. North Carolina. June 14-15, 2012 117

International footprints

In 2010 Grifols continued with its international expansion by opening 3 new subsidiaries and also adding Grifols Canada in 2011 as a result of the Talecris acquisition. We have now direct commercial presence in 24 countries.

Canada Sweeden

Germany France Poland

United Kingdom Slovakia China

US Portugal Czech Republic Japan Suitzerland

Italy

Mexico Spain Thailand

Malaysia

Colombia

Singapore

Brazil Chile

Australia Argentina

Analysts and Investors meeting. North Carolina. June 14-15, 2012 118

Bioscience Division

Bioscience Division specializes in the research, development, production and marketing of high quality plasma derivatives

Plasma derivatives are purified proteins with therapeutic properties that are obtained from fractionated human plasma. Grifols purifies these proteins from plasma donated by qualified donors

From the plasma donation to the therapeutic use of the product, a comprehensive system ensures the highest quality process standards to provide the highest level of safety for patients

Grifols today fractionates plasma and purifies proteins in different sites: Barcelona, Los Angeles and Clayton.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 119

Relevant market facts occurred in the last six months

Start AMBAR study (Grifols in Alzheimer)

Octapharma has come back to the US market

Kedrion’s products launch in the US market

Baxter announced the construction of a new fractionation plant in the US

Baxter plans to initiate a second, confirmatory Phase III clinical trial to evaluate its intravenous immunoglobulin product for the treatment of mild to moderate Alzheimer’s disease

Analysts and Investors meeting. North Carolina. June 14-15, 2012 120

Future growth drivers for the plasma proteins market

New indications for proteins already in use

Current indications for undertreated diseases

Healthcare improvements in developing / emerging markets

Aging population

New proteins with therapeutic application

Analysts 121 and Investors meeting. North Carolina. June 14-15, 2012 121

Grifols Bioscience Division overall commercial strategy

Increase the “Average revenue per liter of Plasma”

Consolidate Grifols global and US leadership position in IG’s

Strengthen global pd Factor VIII position

Expand global usage of Prolastin®

Drive geographic expansion

Convert sales of intermediate products into finished branded Grifols products

Analysts 122 and Investors meeting. North Carolina. June 14-15, 2012 122

Grifols global growth strategies by product—I

Maintain global leadership position in the IVIG market

Focus on CIDP in neurology with Orphan Drug status

Geographical expansion of Gamunex®

Alzheimer’s trial

Clinical development of new indications

Hyperimmunes

Unique combined catalogue of Hyperimmunes with presence in the US and outside

Capabilities of hyperimmunes plasma collection, ensuring long term regular supply

Better market presence and reach through increasing number of commercial subsidiaries and distributors network

Analysts and Investors meeting. North Carolina. June 14-15, 2012 123

Grifols global growth strategies by product—II

Antithrombin

US market development of congenital deficiency

Increased use in acquired deficiencies

Clinical development of new indications (such as cardiac surgery, burns)

Albumin

Clinical development of new indications (Alzheimer, liver related diseases)

Increased presence in developing markets with higher use

Replacements of other plasma expanders

Analysts 124 and Investors meeting. North Carolina. June 14-15, 2012 124

Grifols global growth strategies by product—III

Coagulation Factors

Growth market share in developing countries with increased consumption

Development of VW indication

Treatment of haemophilia A inhibitor patients

Expansion of the Alpha1 Augmentation therapy markets in US and Europe with Prolastin® and Prolastin C®

Increased Diagnostics of the disease

Increased evidence of product efficacy

Developments in market access and reimbursement

Analysts 125 and Investors meeting. North Carolina. June 14-15, 2012 125

HOSPITAL DIVISION

Ramon Riera

Hospital Division

The Hospital Division specialises in manufacturing and marketing i.v. medication for hospitals as well as enteral and parenteral clinical nutrition

Oncotools: Introducing new concepts in hospital pharmacy procedures: modular clean rooms, compounding systems, oncology management software and special devices

Hospital Division has created a logistics management model including the software and equipment needed for ensuring the full traceability of medicines and other consumables in hospitals

As a perfect complement to enlarge our presence inside the hospital field, Hospital Division markets disposable surgical and medical materials

Analysts 127 and Investors meeting. North Carolina. June 14-15, 2012 127

Product range and market presence: I.V. Solutions

Beginning of a major Supply Agreement of IV solutions in glass bottles to the Italian Company Eurospital.

This Agreement together with the volume sales growth in our traditional markets will allow us to increase the production volume of glass bottles i.v’s approximately by 50% during this financial year.

?During 2011 Grifols has successfully continued the transition from intravenous solutions in PVC bag to the Polipropilenne bag new container

Grifols was market leader in Spain of i.v. solutions for 2011 with a 31.6%

(IMS data)

Grifols

31,6%

Analysts 128 and Investors meeting. North Carolina. June 14-15, 2012 128

Product range and market presence: Hospital logistics

Development of the automated system Stockey® for the optimization of sanitary material replacement in hospitals.

The product started its path in Spain in 2011 with 4 pilot installations. In 2012 besides Spain it will be launched in Latin America.

More than 250 hospitals with hospital logistics systems installed by Grifols in: Spain, Portugal, Italy and Latin America (Pyxis®, Kardex®, Grifols software)

Analysts 129 and Investors meeting. North Carolina. June 14-15, 2012 129

Hospital Division: commercial activity

The Blispack® system,

pioneer in the automation of

unit dose blister pack medicine

preparation, was launched in

Spain in 2010

In 2011 installations have

been made in France, Portugal

and Brazil

Successful implementation

of automatic i.v. mixtures

preparation in two referenced

Spanish hospitals with i.v.

station robots

Analysts 130 and Investors meeting. North Carolina. June 14-15, 2012 130

Hospital Business overview

Hospital Division sales evolution during last decade

100 95 89 86 82 80

74 The Division ‘s continuous growth 63 during the last decade together with

58

€ 60 54

51 its internationalization makes it a

47

MM 43

40 great platform to contribute to future company sales

20

0

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Hospital Division by business segment—2011

Medical Devices 8% 21% 48% Nutrition

23% Intrav. Therapy

Hospital Logistics

Analysts 131 and Investors meeting. North Carolina. June 14-15, 2012 131

Hospital Division: drivers for future growth

✓ Grifols Partnership: Continuous development of Contract Manufacturing Agreements with relevant Pharmaceutical Companies of injectables in plastic or glass

✓ Blispack®: Continuous international development through Grifols subsidiaries and CareFusion Agreement. Targets for 2012 will be Latin America, Middle East and Asia

✓ Progressive introduction in the US market of Oncotools (Misterium®, Grifill®, Phocus®)

✓ Clinical Nutrition: Increase of the product range with new diets addressed to the homecare segment. Introduction in the Probiotics market

Analysts and Investors meeting. North Carolina. June 14-15, 2012

132

GRIFOLS
pioneering spirit

DIAGNOSTIC DIVISION

Ramon Riera

Diagnostic Division

Focuses on research, development, manufacturing and marketing of in vitro diagnostics products for clinical laboratory analysis

Diagnostic systems composed of auto analyzers, reagents and software

Diagnostic division main areas:

Transfusion medicine

Clinical Analysis

Haemostasis

Analysts 134 and Investors meeting. North Carolina. June 14-15, 2012 134

Transfusional Medicine – Product range: Immunohematology

The most complete immunohematology product line available combining different complementary technologies (CAT, Lateral Flow, Molecular Biology) and the world leading automation for Gel-cards

Analysts and Investors meeting. North Carolina. June 14-15, 2012 135

Transfusional Medicine Product Range: Blood Bank

Blood collecting bags and methods for blood components inactivation, complete the range of Grifols products for Transfusional Medicine.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 136

Immunohematology Market Presence

✓ The size of the worldwide IH market in 2010 is estimated at US $1.174 million (1*)

Size of the Market by Geography


* 25%
12%
8%
48%
32%
US
EU
Japan
ROW

(*) Grifols market share within the ROW market, company data

IH Market Overview by Company


*6%
3%
9%
20%
40%
28%
Ortho
Immucor
BioRad
Grifols
Others

(*) Global Grifols market share with company data also including OEM sales

(1) Source: Worldwide Blood Typing Product Market Analysis, InteLab Corporation, 2010*
IH market estimation from IVD market & The blood banking Market: US, Europe, Japan. Venture Planning Group 2010.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 137

GRIFOLS pioneering spirit

Clinical Analysis – Product Range

Immunology + Microbiology

Automated Analyzer + ELISA Reagents

Complemented with:

Fully automated immunofluorescence system for autoimmunity testing

Single-test random access system

Rapid microbiology tests

Sample-in results-out molecular tests for infectious diseases with 100% automation

Analysts 138 and Investors meeting. North Carolina. June 14-15, 2012 138

Clinical Analysis – Market Presence

Global distribution of Analyzer

Preferred ELISA automation platform in many reference laboratories in the US • Presence in several markets of Europe & Asia • Approx. 1.200 units installed worldwide

Recognized key player in Spain, Portugal, UK, Italy, US and Chile

Long-established provider of quality Infectious Disease ELISA test kits to US military accounts

Initial foothold in Molecular Diagnostics market

Analysts 139 and Investors meeting. North Carolina. June 14-15, 2012 139

Hemostasis—Product Range

Grifols develops and sells a broad catalogue of

top quality reagents to study potential hemostasis

disorders. Our hemostasis reagents cover the

needs of all kinds of laboratories: from routine

screening to specialized hemostasis laboratories

(thrombosis & hemophilia).

Grifols Hemostasis Reagents are based on

clotting, immunologic and chromogenic methods

for the highest standards of accuracy and

reliability.

Moreover, our reagents have been developed to

be the ideal complement for the most advanced

automatic systems, like our hemostasis

analyzer.

Analysts 140 and Investors meeting. North Carolina. June 14-15, 2012 140

Hemostasis—Market Presence

2012 Q Installations Evaluation / Registration

Analysts and Investors meeting. North Carolina. June 14-15, 2012 141

Diagnostic Business overview

Diagnostic Division sales evolution during the last decade

117 120 109 103 100 85

80 74 80 Strong sales increase due to the

70

€ 62 development of own products by

60 58

MM 49 our R&D department and the 42 geographic expansion

40

20

0

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Diagnostic Division by business segment—2010

Hemostasis 9% 26% 16% Blood bank

Immunology 49% Immunohematology

Analysts and Investors meeting. North Carolina. June 14-15, 2012 142

Diagnostic Division growth strategies

Increase immunohematology market share in Europe, Latin America and Asia by focusing on introduction of automation

Development of the molecular biology blood genotyping market with BloodChip®

Expansion of blood bags manufacturing and sales into Latin America

Focus in clinical analysis and hemostasis product range expansion

Analysts 143 and Investors meeting. North Carolina. June 14-15, 2012 143

The Market Today

Continued growth of the demand in markets with stable or dynamic economies

Slight recovery of prices

Grifols playing a leading role in several market segments

Grifols Global Commercial Results for

2012 look positive and promising

Analysts and Investors meeting. North Carolina. June 14-15, 2012 144

Sales & Marketing North American Markets

Joel Abelson

- President NA Commercial Division Grifols Inc.-

North American Commercial Operations

Executive Summary

#1 Plasma-Derived Company in North America (1)

US continues to be a growth market

11% sales 7-yr CAGR

Successful implementation of NA commercial business unit structure. Focused commercial business units designed to optimize sales potential and maximize balance of liter

#1 US market share (2) in growing underserved market segments

#1 IVIG

#1 A1PI

#1 pdFVIII

#1 ATc

Lead supplier to the Canadian Blood system

(1)	2011 MRB, sales (2) 2011 MRB, unit volume

Analysts and Investors meeting. North Carolina. June 14-15, 2012 147

Plasma Protein Therapies: Industry background

U.S. Plasma derivative sales ($Bn) Strong growth: $5.3Bn(1) sales

– Under-diagnosed and under-treated indications $5.3

$4.8 $4.5

– 11% sales 7-yr CAGR $4.0

$3.5

– Long-term anticipated 5 – 8% growth $3.1

$2.4

2005 2006 2007 2008 2009 2010 2011

Note: Share statistics are based on sales of non-recombinant products only Source: 2011 MRB

(1)	2011 MRB

Analysts and Investors meeting. North Carolina. June 14-15, 2012 148

Business Units With Dedicated Sales Forces & Marketing Teams Support Specific Therapies

Focused business units

Immunology / Critical Care Pulmonary Hematology / Diagnostics/ Hospital

Analysts and Investors meeting. North Carolina. June 14-15, 2012 149

Leading products for under-treated diseases

		Unit Share	Primary indication	Orphan drug population
	Immunology	IVIG [1] #1 unit share[2] in United States & Canada	Primary Immune deficiency (PI), CIDP, ITP	✓
	Pulmonary	Alpha-1 Antitrypsin #1 unit share[2] in United States & Canada	Alpha-1 Antitrypsin deficiency	✓
	Hematology / Diagnostics/ Hospital	pdFVIII #1 unit share[2] in United States Thrombate #1 unit share[2] in United States	Haemophilia A, Haemophilia B, von Willebrand, Hereditary ATIII deficiency	✓

Notes: Share statistics are based on sales of non-recombinant products only
(1) Gamunex-C & Flebogamma
(2) 2011 MRB

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150
GRIFOLS
pioneering spirit

Leading products for under-treated diseases

2011 IVIG U.S. 2011 A1PI U.S. 2011 pdFVIII U.S. 2011 ATc U.S. unit share unit share unit share unit share

(% of units) (% of units) (% of units) (% of units)

34% 56% 50%

1%

1% 88%

1% 7% 12%

29% 12% 21% 5% 34% 23% 38%

Grifols CSL Baxter Kedrion Octapharma BPL GTC Biotherapeutics

(1)	Combines product sales for Grifols and Talecris Source: 2011 MRB

Analysts and Investors meeting. North Carolina. June 14-15, 2012 151

US Immunology Business Unit

US Immunology Portfolio Market Share (1)

2011 IG Market 2011 Albumin Market

Grifols

Grifols 34% 23%

All Others 29% 41% CSL

3% CSL Octapharma 7%

2%

Kedrion

34% 27% Baxter Baxter

2011 Rabies IG Market

Grifols Sanofi 16% 84%

1MRB 2011, unit volume

Analysts and Investors meeting. North Carolina. June 14-15, 2012 153

IVIG portfolio profile and dedicated sales force drive competitive advantage

- CIDP indication for Gamunex-C® makes Grifols only[1] leading company with access to neurology
  - Neurology accounts 50% of IVIG usage
  - CIDP is over half of neurology use
  - Orphan indication exclusivity for CIDP through 2015
  - Patented caprylate process



U.S. IVIG use by volume (%)
GRIFOLS(2) 61% Licensed
26%
PI
6%
ITP
29%
CIDP
22%
Other Neuro
17%
Other
• Privigen
•Gammagard S/D
• Gammagard Liq.
• Octagam

Grifols[2] FDA licensed indications (PI, ITP, CIDP) represent a significantly higher percentage of market than any other IVIG product

(1) Gamma-Ked also has CIDP indication.

(2) Gamunex-C indicated for PI, ITP, and CIDP, Flebogamma indicated for PI.

Source: 2009 US IVIG Habits & Practices Research – Model Derived

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154

GRIFOLS pioneering spirit

Neurologist response to recent Gamunex-C® promotion

Unaided Awareness Intent to Prescribe for Next CIDP Actual Rx Patient

89%

66%

61%

25%

19%

12%

MAY JAN MAY JAN MAY JAN 2009 2012 2009 2012 2009 2012

Neurologists respond to Gamunex-C® promotion — Dedicated Neurology/Immunology sales force is expanding reach

Source. Harris Interactive, IVIG Habits and Practices Study; May 2009 and January 2012; Neurology Neurology targets reached

Analysts and Investors meeting. North Carolina. June 14-15, 2012 155

Key takeaways for Immunology business unit

- Leading IVIG market share with combined Gamunex-C ® and Flebogamma DIF ® portfolio
- Double U.S. market access versus competitors for licensed indications
- Exclusive call point into neurology and largest neurological indication (CIDP) for Gamunex-C ®
- Two liquid IVIG products and two concentrations available to meet a broad range of medical needs for existing and new customers
- Leading portfolio of specialty IG products for post-exposure prophylaxis
- Two albumin products with manufacturing capacity to meet customer needs
- Dedicated business unit promoting Gamunex-C ®, Flebogamma DIF ®, Grifols albumin, and specialty products
  - Largest sales force footprint in the plasma industry
  - Two sales teams to cover specialist and hospital customers


Immune
Globulin
Injection
(Human), 10%



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156

GRIFOLS
pioneering spirit

US Pulmonary Business Unit

Pulmonary—Performance

Grifols is driving growth in the US Alpha 1 market and maintains a leading market share

• The US alpha 1 market grew 10% in 2011 (1)

• Prolastin-C ® grew 11% in 2011 in line with the overall market (1) Grifols

• Dedicated Pulmonary marketing and sales 56% team. The Prolastin-C ® patient base has increased 16% since the creation of the dedicated sales team in 4Q 2009 21%

• Prolastin-C ® leads the alpha 1 market in the

44% Baxter

US with a 56% unit market share (1) 23%

• Prolastin Direct Model provides best in class

34% CSL

service for patients, healthcare providers, and payers

Source: 2011 MRB

1MRB 2011, unit volume

Analysts and Investors meeting. North Carolina. June 14-15, 2012 158

Pulmonary—Opportunity

There is significant opportunity to improve the diagnosis and expand the market for Alpha 1

• There are an estimated 100,000 alpha 1 patients in the US (approximately 75,000 are likely to be symptomatic) Alpha 1 Patient Population (US)

• Approximately 4,500 alpha 1 patients are currently 120.000 treated in the US 100.000

100.000

• The Grifols’ testing program conducted through the

University of Florida has tested > 120,000 patients as 80.000 75.000 of 2011. The program has identified:

– 27,000 carriers Patients 60.000

– 3,700 severely deficient patients

40.000 Opportunity

– 31,000 patients were tested through the program in 2011 alone

20.000

• Point of care screening test is in development that 4.500 has the potential to expand testing for alpha 1 0 deficiency Prevalence Symptomatic Treated

Lieberman et al. Chest 1986; 89:370-373, De Serres et al. Journal of COPD 2006; 3:133-139; Grifols’ market estimates, University of Florida test kit data

Analysts and Investors meeting. North Carolina. June 14-15, 2012 159

US Hematology Business Unit

Alphanate® – The leading pdFVIII product for Hemophilia A

Alphanate®: leadership position

#1 unit share in U.S. (43%) (1)

Usage has grown at 13% CAGR over

last 6 years (2)

Focused on increasing brand awareness through dedicated sales force

Product attributes

Four convenient vial sizes with low reconstitution volume

Only FVIII/VWF product in the US stable for 3 years at room temperature at or below 25° C (77° F)

Only FVIII/VWF to include labeling statements providing assurance that low levels of CJD/vCJD infectivity, if present in the starting material, would be removed.

Analysts and Investors meeting. North Carolina. June 14-15, 2012

US volume share of pdFVIII products

(% of units)

51%

CSL Baxter

Grifols

% Kedrion (4)

5%

38%

Source: 2011 MRB

(1) U.S. share of 43% (MRB – 2011) – Hemophilia A only (2) 13% CAGR (MRB 2006-2011)

(3) Combines product sales for Grifols (43%) and 6-months Talecris (8%) (4) Kedrion – 6 months of 2011

Analysts and Investors meeting. North Carolina. June 14-15, 2012 161

AlphaNine SD® – pdFIX product for Hemophilia B

- AlphaNine SD® leadership position
  - #1 unit share in U.S. (51%) (1)
  - Usage has grown at 8% CAGR over last 6 years (2)
  - Dedicated sales force
- Product attributes
  - Indicated for prevention and control of bleeding in patients with FIX deficiency due to Haemophilia B
  - Reliable control of factor level with surgery
  - Consistent pharmacokinetic profile whereby one IU raises the recipient's plasma FIX level by 1%, unlike rFIX products where low recovery in some patients requires higher doses to achieve the same haemostatic effect
  - Three convenient vial sizes with 10 mL diluent

US volume share of pdFIX products

(% of units)


51%
49%
Grifols
CSL

Source: 2011 MRB

(1) U.S. share of 51% (MRB – 2011)
(2) 8% CAGR (MRB 2006-2011)

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162

GRIFOLS pioneering spirit

Thrombate III® :The leading Antithrombin concentrate product for Hereditary Antithrombin Deficiency

• Thrombate III® leadership position

#1 market share in U.S. (88%) (1) US sales share(1) of ATc products

Demand continues to growth with 15% CAGR in (% of revenue)

US Sales

The only antithrombin concentrate approved in the US for the prevention and treatment of thromboembolism in patients with hereditary GTC

88% Grifols

antithrombin deficiency 12%

New manufacturing process provides for increased capacity to meet future growth in the market and includes nanofiltration

Limited uptake of recombinant ATc in US with 12%

market share (1) Source: 2011 MRB

(1)	U.S. share (MRB – 2011)

Analysts and Investors meeting. North Carolina. June 14-15, 2012 163

Canada

Grifols is the Majority Supplier to the Canadian Blood System

- Grifols (Bayer/Talecris) has been awarded primary supplier status in successive national tenders since 1988
- Primary fractionator for Canadian plasma for Canadian Blood Services (CBS)
- Majority supplier of plasma products and primary supplier of IVIG to CBS(2)
- Canada has one of the highest per capita uses of IVIG globally(3) , forecasted to grow 5-9% annually(4)

Canada product revenue share


Hyperimmunes
Prolastin
Plasbumin/Albumin
3%
5%
8%
84%
Gamunex
Plasbumin/albumin
Prolastin
Hyperimmunes
Gamunex/IVIGnex

(1 Consecutive contracts awarded to Grifols and predecessors by National Blood Supply Operators (Canadian Blood Services & Héma-Québec)
(2) Talecris Media Press Release, March 31, 2008 (Toronto, Ontario)
(3) Anderson et al. Transf Med Rev (2007); Apr.21(2 Suppl 1):S9-56
(4) Canadian Blood Services Customer Letter #2011-07

Source: 2012 Grifols Canada product revenue forecast

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GRIFOLS
pioneering spirit

Financials

Alfredo Arroyo

- CFO -

Q1 2012 Results

Analysts and Investors meeting. North Carolina. June 14-15, 2012 167

Q1 2012 – Q1 2011 Proforma Sales by Division

€ Million

% % Growth at 2011% 2012 % Growth constant rate

Bioscience 504.6 89.1% 587.2 88.1% 16.4% 14.5% Hospital 24.1 4.3% 27.1 4.0% 12.4% 12.4% Diagnostic 29.9 5.2% 34.7 5.2% 16.1% 15.9%

Raw Materials & Others 7.9 1.4% 17.7 2.7% 125.2% 121.1%

TOTAL 566.5 100.0% 666.7 100.0% 17.7% 16.0%

Analysts and Investors meeting. North Carolina. June 14-15, 2012 168

Q1 2012 – Q1 2011 Proforma Sales by Region

€ Million

% % Growth at 2011% 2012 % Growth constant rate USA + CANADA 338.7 60% 416.8 62% 23.1% 20.4%

IBERIA + LATAM 105.2 18% 100.4 15% -4.5% -3.8%

EU (excluding Iberia) 83.3 15% 84.2 13% 1.2% 1.2%

ROW 38.5 7% 57.6 9% 49.3% 45.8%

Subtotal 565.7 100% 659.0 99% 16.5% 14.8%

Raw Materials 0.8 0% 7.7 1% 846.9% 829.9%

TOTAL 566.5 100% 666.7 100% 17.7% 16.0%

Analysts 169 and Investors meeting. North Carolina. June 14-15, 2012 169

Q1 2012 – Q1 2011 Proforma Performance

€ Million Revenues Adjusted EBITDA

32.0%

666.7 213.1

26.6% 150.9

566.5

Q1 2011 Q1 2012 Q1 2011 Q1 2012

Financial Result Adjusted Net Profit

Q1 2011 Q1 2012

-121 .0 2

14.5%

11.9%

81.9

79.2

Q1 2011 Q1 2012

-68.3

% on Sales

Analysts and Investors meeting. North Carolina. June 14-15, 2012 170

Q1 2012 Reported Performance

€ Million

Revenues 666.7 EBITDA

30.4%

202.6

24.8%

261.4

64.8

Q1 2011 Q1 2012 Q1 2011 Q1 2012

Financial Result Net Profit

10.1%

Q1 2011 Q1 2012

-4.9 67.5

1	2

12.9%

33.6

-68.3 Q1 2011 Q1 2012 % on Sales

Analysts and Investors meeting. North Carolina. June 14-15, 2012 171

Q1 2012 Cash Flow—Reported

€ Million

Sources Uses

—Net Operating Cash Flow 147.1—CAPEX 50.1

- Interest / Fee Payments 97.5

—Cash Variance 175.6—Net Debt Decrease 171.6

- FX and Others 3.5             Total 322.7 Total 322.7 ====== ======

Analysts and Investors meeting. North Carolina. June 14-15, 2012 172

Improved conditions for Financing

?Reduction of interest rates and retranching.

?Only two financial covenants in place, relating to leverage ratio and interest coverage.

?Elimination of covenants relating to limitations in fixed assets investment and the debt service coverage ratio.

?Amendment to the leverage ratio (Net Financial Debt / EBITDA) limiting the distribution of dividends, improving from the current 3.7 x to 4.5 x.

?Voluntary debt repayment through early amortization of $ 225 million (€171.6 million).

?Annual savings on financial expenses of $ 55 million.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 173

The majority of the debt will mature starting in 2017

$ Million

1,837

Average Maturity 5.4 years

1,100

457

108 119 157 169

2012 2013 2014 2015 2016 2017 2018

Analysts and Investors meeting. North Carolina. June 14-15, 2012 174

Q1 2012 Results Summary

?Strong growth in comparable revenues +17.7% (1).

?Significant increase of adjusted EBITDA +41.3% (1).

?The reported Profit doubled, reaching € 67.5 million.

?Leverage ratio reduction to 3.8x.

?Synergies achieved in all operational areas.

?Important improvement of financing terms.

(1)	Proforma

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Synergies

Analysts 176 and Investors meeting. North Carolina. June 14-15, 2012 176

Improved operational synergies

% of total cost synergies Annual synergies of ~ $300M beyond 2015 <300M p.a.

100

~15% 2012 2013 2014 2015

90

80 ~ 45% ~ 70% ~ 90% ~ 100%

70 ~40%

60 ~100%

50

Estimated phase out synergies achievement

40

30

~45%

20

10

0

Optimized SG&A Plasma Total Manufacturing R&D Collections

Analysts 177 and Investors meeting. North Carolina. June 14-15, 2012 177

Adjusted LTM EBITDA evolution

€ Million

0

693.0

0 630.8 592.8 602.0

0

June 2011 Sept. 2011 Dec. 2011 March 2012

Analysts and Investors meeting. North Carolina. June 14-15, 2012 178

Quarterly Debt Ratio: Net Debt / Adjusted LTM EBITDA

6.0 6.0 6.0 6.0 Covenant

4.6

4.4 4.3

3.8

2	June 2011 Dec. 2011

Sept. 2011 March 2012

Analysts and Investors meeting. North Carolina. June 14-15, 2012 179

Capex “heavy” spending already happened

€ Million 768.3

226.0 Legacy Grifols Legacy Talecris 202.1 161.3 Grifols

181.5 114.0

58.1 158.7 414.5(*) Talecris

54.2

125.0

115.3

Grifols 123.4 94.3

104.5 79.9

88.1

64.7

2008 2009 2010 2011 2012 2013 2014 2015

(*) Based on existing projects and planned capacities

Analysts and Investors meeting. North Carolina. June 14-15, 2012 180

Quick deleverage path based on operational performance improvement

6.0 6.0 6.0

4.65 4.4 4.3

3.8

3.6

3.0 Financial covenants Estimate

2

Proforma Actual Proforma Actual Proforma Actual 2012E 2013E 2014E LTM June 2011 LTM Dec. 2011 LTM March 2012

Analysts and Investors meeting. North Carolina. June 14-15, 2012 181

Stock Performance

Analysts 182 and Investors meeting. North Carolina. June 14-15, 2012 182

Grifols Class A: Stock price change Jan 1st 2011 to May 31st 2012

Base 100 Dec 2010 unadjusted closing price GRF:+80%

200 Grifols 1Q2012 earnings release

2011 2012

190

+27% YTD +41%

180

Grifols1H2011 Grifols 2011 earnings release earnings release 170

160 Transaction Closing Jun 1 2011 150

140 130 120

110 CSL:+4%

100

BAX:0% 90 IBEX:-38% 80

2011 2012

70 -13% YTD

-29%

60 dic-10 ene-11 feb-11 mar-11 abr-11 may-11 jun-11 jul-11 ago-11 sep-11 oct-11 nov-11 dic-11 ene-12 feb-12 mar-12 abr-12 may-12 C SL B A X Grifo ls A IB EX 35

Source: Infobolsa Grifols Class A May 31st , 2012 (GRF €18.35)

Analysts and Investors meeting. North Carolina. June 14-15, 2012 183

Grifols Class A, B & ADR B: price change June 2011 to May 31st 2012

140

Base 100 Dec 2010 unadjusted closing price GRF.P:+30%

Grifols 1Q2012 earnings release

130

GRF:+30% B Shares start Grifols 2011 trading June 2 2011 earnings release 120

110 Listing of New B GRFS:+15% Shares Dec 30 2011

100

90

Grifols Class A (GRF) May 31st , 2012 €18.35

80 Grifols Class B (GRF.P) May 31st, 2012 €13.70 Grifols Class ADR-B (GRFS) May 31st, 2012 $8.47

Closing of Credit

70 Grifols1H2011 Agreement earnings release Amendment

60 jun-11 jul-11 ago-11 sep-11 oct-11 nov-11 dic-11 ene-12 feb-12 mar-12 abr-12 may-12

Source: Infobolsa Grifo ls A Grifo ls B A D R B

Analysts and Investors meeting. North Carolina. June 14-15, 2012 184

Grifols Class A & B: price change June 2011 to May 31st 2012

20 €

Base 100 Dec 2010 unadjusted closing price

Grifols 1Q2012

19 € earnings release

18 €

B Shares starts Listing of New B Grifols 2011

17 € trading June 2011 Shares Dec 30 earnings release 2011

Spread:25%

16 €

15 €

14 €

13 €

12 €

11 €

Spread:39%

10 €

Grifols Class A (GRF) May 31st , 2012 €18.35

9 € Grifols Class B (GRF.P) May 31st, 2012 €13.70

8	€
7	€ jun-11 jul-11 ago-11 sep-11 oct-11 nov-11 dic-11 ene-12 feb-12 mar-12 abr-12 may-12

Source: Infobolsa Grifo ls A Grifo ls B

Analysts and Investors meeting. North Carolina. June 14-15, 2012 185

Conclusions

xQ1 strong performance resulted mainly from synergy achievement.

x Updated synergies calculation above initial estimates. xSignificant improvement in acquisition financing terms and conditions. xCash Flow generation as well as EBITDA improvement will continue deleveraging the Company. xCompany’s solid financial performance together with robust market demand foresee a very promising future.

Analysts and Investors meeting. North Carolina. June 14-15, 2012 186

Wrap up

Víctor Grifols

- President & CEO -

Investors’ & Analysts’ Meeting in North Carolina

Thursday 14th and Friday 15th

June 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: June 14, 2012